May 31, 2007

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Morgan Youngblood

Re:	Diamond I, Inc.
Item 4.01 Form 8-K
Filed May 4, 2007
File No. 033-19961

Dear Mr. Krikorian:
This is in response to the Staff’s letter of comment dated May 17, 2007, relating to the captioned filing of Diamond I, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:
Comment No. 1
Please be advised that, in response to such comment, the subject disclosure has been revised to state that the former accountant was “dismissed”. Also, an updated letter from Malone & Bailey, P.C. has been filed as an exhibit to the amended 8-K.

Further, the requested acknowledgments of the Company are included in a letter from the Company, a copy of which follows this letter.

Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.

Sincerely,
NEWLAN & NEWLAN

By: /s/ ERIC NEWLAN
Eric Newlan

cc: Diamond I, Inc.